UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Analytical Surveys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032683401

(CUSIP Number)

Marc Green
c/o Axion International, Inc.
665 Martinsville Road
Basking Ridge, NJ 07920
(908) 542-0888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032683401

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MARC GREEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
	7	SOLE VOTING POWER

		4,762,976
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,762,976
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,762,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 032683401
Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, without par value (“Common Stock”) of Analytical Surveys, Inc., a Colorado corporation (the “Issuer”). The principal executive office of the Issuer is located at 665 Martinsville Road, Basking Ridge, New Jersey 07920.

Item 2. Identity and Background.

(a) This Statement is being filed by Marc Green (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Axion International, Inc., 665 Martinsville Road, Basking Ridge, New Jersey 07920.

(c) The Reporting Person is the President and Treasurer of the Issuer.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On March 20, 2008, pursuant to an Agreement and Plan of Merger (the “Merger Agreement), among the Issuer, the Issuer’s wholly-owned subsidiary Axion Acquisition Corp. (“Merger Sub”) and Axion International, Inc. (“Axion”), Merger Sub merged into Axion (the “Merger”). As a result of the merger, 25 shares of Common Stock of Axion previously beneficially owned by the Reporting Person became 4,762,976 shares of Common Stock.

Item 4. Purpose of Transaction.

Following the Merger, the Reporting Person was appointed as a director and President and Treasurer of the Company. In addition, the Reporting Person is a founder of Axion. Accordingly, the Reporting Person will be actively involved in the management of the Issuer’s business.

The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

CUSIP No. 032683401
Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 4,762,976 shares of Common Stock, representing 11.8% of the outstanding shares of Common Stock (based upon 3,789,256 shares of Common Stock outstanding as reported in the Issuer’s Form 10-QSB for the quarter ended December 31, 2007 plus 36,762,551 shares of Common Stock issued pursuant to the Merger). Such shares of Common Stock beneficially owned by the Reporting Person exclude shares of Common Stock underlying options to acquire 1,524,152 shares of Common Stock, which options have not yet vested.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) Except as set forth in Items 3 above, no transactions in the Common Stock were effected by the Reporting Person in the last 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Pursuant to an employment agreement between the Reporting Person and Axion, the Reporting Person was awarded options to purchase 8 shares of Common Stock of Axion at an exercise price of $1.00 per share. As a result of the Merger, such options were automatically converted into the right to purchase 1,524,152 shares of Common Stock, at an exercise price of $0.00001 per share. The options are exercisable for a term of five years and vest on such date as the Company has achieved annual revenues in excess of $25,000,000; provided, all of the options vest in the event of (i) a change of control, as defined in his employment agreement, (ii) termination of the Reporting Person’s employment by Axion without cause, as defined in his employment agreement, or (iii) termination of the Reporting Person’s employment by the Reporting Person for good reason, as defined in the employment agreement.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2008

/s/ Marc Green
Marc Green